EXHIBIT 1:

                              THE D3 FAMILY FUNDS

March 5, 2008

John T. Casey, Chairman of the Board
O. Edwin French, President and Chief Executive Officer
Members of the Board
MedCath Corp.
10720 Sikes Place
Charlotte, NC 28277

Dear John, Ed, and members of the Board:

As your largest shareholders, which have been invested in MedCath for five years, we enthusiastically support your recent decision to invest up to $59M to repurchase the Company's shares. At the prices which you are paying to repurchase the shares, we believe that it is an excellent investment. Although MedCath has the strongest balance sheet and the best revenue and profit growth prospects of any American hospital company, the Company's enterprise value (equity market capitalization plus debt minus cash) relative to its EBITDA was only half that of its peer group on March 3. We suspect that the principal cause for this extreme valuation anomaly is recurring market paranoia about a possible legislative ban on physician referrals to hospitals in which they are investors.

Since this paranoia seems to be distorting the market's judgment, we are writing you to make several suggestions about how MedCath might exploit the resulting under-valuation for the benefit of those of us who want to remain long term shareholders of the Company.

We do not believe that the size of your repurchase program should be limited to only $59M. We do recognize that the $59M limit comes from the covenants of MedCath's existing debt. But it is our judgment that the Company can pay off that debt later this year, thereby removing the $59M cap on the size of your repurchase program. Once you do that, we would urge you to authorize the Company to repurchase another $100M of MedCath shares, provided this can be done at bargain prices.

We also would like to suggest a way to fund the debt pay-off and the $100M follow-on share repurchase which we believe would not impair MedCath's ability to outgrow its rivals organically or via acquisition(s) of hospitals. We suggest that MedCath do a master sale - leaseback of virtually all of its hospital land and buildings, taking full advantage of the following circumstances which we do not believe are reflected in MedCath's current book value for these assets: cap rates today are still relatively attractive; MedCath's hospitals rank first or second in cardiac market share in all of its markets; we believe that all of your hospitals are profitable; most of your hospitals are located in Sun Belt or Western markets which have attractive demographic growth; your buildings are relatively new; and we believe that your land-holdings have appreciated significantly in value. We therefore believe that the proceeds from such a sale
- leaseback, combined with MedCath's existing cash, could pay off the debt whose covenants limit


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the Company's repurchase program, and fund the repurchase of an additional $100M of shares, while leaving the corporate balance sheet sufficiently liquid and unencumbered to pursue any reasonable growth opportunities.

We would like to conclude with an observation about the market paranoia referenced earlier. After five years of being loyal, supportive MedCath stockholders, we must admit that we have become tired of this recurring political bogeyman about banning physician ownership. It doesn't seem to matter which party controls the Congress or who chairs the relevant committees - the American Hospital Association and its friends on Capitol Hill do not let go of their crusade. Worries about this issue periodically crush MedCath's share price, artificially exacerbating its volatility, and raising MedCath's cost of capital.

You know and we know that there are elements of unreal political theatre about this; the claims made by AHA and its allies do not comport with economic reality. Perhaps this should not surprise, for as former Senator Alan Simpson said, "Those who travel the high road in Washington need not fear heavy traffic." We all know that many AHA hospitals partner with their physicians whenever they believe it is advantageous to do so. Certainly the not-for-profit hospital of which I am Vice Chair does so. Why is it acceptable for a not-for-profit to do this but objectionable when a for-profit does? Because the for-profits are better competitors. We know that the principal reason physicians refer cases to, and practice in, MedCath hospitals is not because they are investors in the hospitals. Rather, it is because, unlike most community hospitals, MedCath's hospitals are designed, operated, and governed to maximize physician productivity. Productive time is the only asset doctors can sell. We therefore do not doubt that, even if Congress were to ban physician investment, doctors would still prefer practicing in MedCath's hospitals.

MedCath may have been too oppositional to Congressional efforts to change the rules of the game. Maybe this year, instead, you should find the best way to resolve your differences, to finally put this largely shadow-boxing issue behind you, once and for all. Wouldn't it be better if all MedCath management's time, and all the Company's money, were focused, not on constant lobbying, but on building the intrinsic value of MedCath's business? Wouldn't it be terrific if you could put an end to this recurring political paranoia and bear raids on the stock? If you finally could reach closure on this issue, we believe MedCath's valuation could double to eight times cash flow instead of four. (And with your excellent growth opportunities, the share price could climb much further.) But, until then, we urge you to repurchase as many shares as you prudently can! Carpe diem.

Thanks for considering our views,

Sincerely yours,


David Nierenberg

       Nierenberg Investment Management Company, Inc. 19605 NE 8th Street,
                     Camas, Washington 98607 (360) 604-8600